UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 2)
Under the Securities Exchange Act of 1934

Gaiam, Inc.
(Name of Issuer)

Class A Common Stock, $.0001 par value per share
(Title of Class of Securities)

36268Q103
(CUSIP Number)

Michael Zimmerman	Mathew B. Hoffman, Esq.
Prentice Capital Management, LP	Lowenstein Sandler PC
33 Benedict Place, 2nd Floor	1251 Avenue of the Americas
Greenwich, CT 06830	New York, NY 10020
(212) 756-8040	(212) 262-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    36268Q103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,566,323
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,566,323

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,566,323

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 14.8%

14.	Type of Reporting Person (See Instructions): PN

Cusip No.    36268Q103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,578,028
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,578,028

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,578,028

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 14.9%

14.	Type of Reporting Person (See Instructions): IN

       Reference is made to the Statement on Schedule 13D, as previously amended by Amendment No. 1 thereto (as amended, the “Schedule 13D”), filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”) and Michael Zimmerman (“Mr. Zimmerman” and, together with Prentice Capital Management, the “Reporting Persons”), relating to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Gaiam, Inc., a Colorado corporation (the “Company”).  Unless the context otherwise requires, references herein to the “Shares” are to the Class A Common Stock of the Company.

       The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

       Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 2 to the Schedule 13D.  Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Amendment No. 2 to the Schedule 13D.

       All capitalized terms used but not defined herein shall have the definitions assigned to them in the Schedule 13D.  This Amendment No. 2 to the Schedule 13D amends the Schedule 13D as follows.

Item 2.   Identity and Background

       Paragraphs (b) and (c) of Item 2 of the Schedule 13D are amended and restated to read as follows:

       (b)    The address of the principal business office of Prentice Capital Management and Mr. Zimmerman is 33 Benedict Place, 2nd Floor, Greenwich, CT 06830.

       (c)            The principal business of Prentice Capital Management is to serve as investment manager to investment funds, including Prentice Consumer Partners, LP which is the record owner of the Shares reported in this Amendment No. 2 to the Schedule 13D, except for the 11,705 Shares held by The Michael and Holly Zimmerman Foundation.  The principal business of Mr. Zimmerman is to act as (i) the Managing Member of Prentice Management GP, LLC, the general partner of Prentice Capital Management and (ii) the managing member or manager of certain entities that, directly or indirectly, serve as the general partner or investment manager of certain investment funds.  As such, Mr. Zimmerman may be deemed to control Prentice Capital Management and the investment funds for which Prentice Capital Management serves as investment manager (including Prentice Consumer Partners) and therefore may be deemed to be the beneficial owners of the Shares reported in this Amendment No. 2 to the Schedule 13D.

Item 4.   Purpose of Transaction

       Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

       The Shares reported in the Schedule 13D were acquired for investment in the ordinary course of business.  The Reporting Persons may further  purchase, hold, vote,  trade,  dispose of, engage in short selling of or any hedging or similar  transactions with respect to the Shares or otherwise deal in the Shares  at  times,  and in  such  manner, as they  deem advisable to benefit from changes in the market price of such Shares, changes in the Company's operations, business strategy or prospects, or from a sale or merger of the Company and based on other factors  including,  without  limitation,  the price  levels of the Shares,  availability  of funds,  subsequent  developments affecting the Company,  the Company's  business,  other  investment and business opportunities available to the Reporting Persons, conditions in the securities market,  general  economic and industry  conditions  and other  factors that the Reporting  Persons  may deem  relevant  from time to time.  Any acquisition  or disposition of Shares, or short sales or other hedging  transaction with respect to the Shares, by the Reporting  Persons may be effected through open market or privately negotiated transactions, or otherwise. The Reporting Persons may take one or more  actions  set forth under subsections (a) through (j) of Item 4 of Schedule13D.  The Reporting  Persons may discuss such matters, or any other matters, with management or directors of the Company,  other  shareholders,  industry analysts,  existing or potential  strategic  partners or  competitors,  and  investment  and  financing professionals.  Such factors and discussions may materially  affect,  and result in, the Reporting Persons'  modifying their ownership of the Shares, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements or otherwise.  The Reporting Persons reserve the right to at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.   Interest in Securities of the Issuer

       Paragraph (a) of the Schedule 13D is amended and restated to read as follows:

       (a)           Prentice Capital Management may be deemed to beneficially own, in the aggregate, 2,566,323 Shares, representing approximately 14.8% of the Company’s outstanding Class A Common Stock (based upon the 17,302,869 Shares stated to be outstanding by the Company as of May 7, 2012, in the Company’s Form 10-Q for the fiscal quarter ended March 31, 2012, filed with the Securities and Exchange Commission on May 10, 2012).  Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 2,578,028 Shares representing approximately 14.9% of the Company’s outstanding Class A Common Stock.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2012

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Chief Executive Officer

/s/ Michael Zimmerman
Michael Zimmerman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).